Exhibit 99.1

News Release
PartnerRe Ltd. Reports First Quarter 2021 Results

▪Net loss attributable to common shareholder of $66 million, driven by $344 million of net unrealized losses on fixed maturities due to risk free rate movements which are recorded at fair value. This mark to market volatility was partially offset by $83 million of realized gains on private equities and $107 million of net unrealized gains on equities and other invested assets. The first quarter was also impacted by $104 million of net losses from Winter Storm Uri
▪Net premiums written were up 9% at $2,048 million. P&C increased by 12%, generally driven by rate improvements, and Life and Health increased 11%, driven by growth in our long-term business
▪Non-life underwriting result of $40 million (combined ratio of 96.7%) despite the impact of Winter Storm Uri of $104 million (8.7 points on the combined ratio), and Life and Health underwriting profit, including allocated net investment income, of $20 million
▪In Q1 2021, $200 million of 4.875% Fixed Rate Non-Cumulative Redeemable Perpetual Series J Preferred Shares were issued and the proceeds were used to refinance the outstanding preferred shares. In May 2021, fully redeemed the Series G, H and I Preferred Shares at a redemption value of $637 million. Estimated annual savings of over $18 million after tax.
▪Cash provided by operating activities was $369 million for the quarter
PEMBROKE, Bermuda, May 11, 2021 - PartnerRe Ltd. ("the Company") today reported net loss attributable to common shareholder of $66 million for the first quarter of 2021.
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “The 2021 underwriting year started on a positive note from a pricing perspective, and we have seen continued momentum throughout our April 1 non-life renewals, while remaining focused on the execution of our strategy to improve profitability. We are seeing positive rate movement in most, if not all, of our lines of business while achieving price improvements in new and renewal business of approximately 9% for our non-life portfolio through April 1. We were also able to reduce our exposures on poorly performing lines and programs as we continue to drive for increased margins. The underwriting improvements in the first quarter were masked by Winter Storm Uri. The favorable pricing conditions, combined with the benefits we are seeing from our re-underwriting actions and significant growth in third party capital, position us well to deliver improvements in our underwriting and financial results during the remainder of 2021.”
Highlights for the first quarter of 2021 compared to the same period of 2020 are included below.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
Non-Life:
▪Non-life net premiums written were up 8% for the first quarter of 2021 compared to the same period of 2020. The increase in the first quarter of 2021 was driven by a 12% increase in the P&C segment and was supported by improved pricing conditions during the quarter.
▪The Non-life underwriting profit was $40 million (combined ratio of 96.7%) for the first quarter of 2021 compared to a loss of $46 million (combined ratio of 103.8%) for the same period of 2020. There was no change to the Company's Non-life net loss estimate of $371 million established for the COVID-19 pandemic in 2020.
▪The P&C segment reported a combined ratio of 97.7% for the first quarter of 2021 compared to 94.3% for the first quarter of 2020. Despite improvements in the technical ratio from business mix changes, the loss ratio increased relative to the first quarter of 2020 due to $97 million (12.6 points) of catastrophic losses for Winter Storm Uri, net of retrocession and reinstatement premiums. There was no net impact from prior years' reserve development during the first quarter of 2021.
▪The Specialty segment reported a combined ratio of 94.8% for the first quarter of 2021 compared to 121.1% for the first quarter of 2020. The improvement was driven by lower adverse prior years' reserve development, which decreased 13.7 points compared to the first quarter of 2020. The technical ratio also decreased from a 9.8 point reduction in the acquisition cost ratio, as well as a decrease in catastrophic losses, with the first quarter of 2021 including $7 million (1.6 points) of losses related to Winter Storm Uri compared to $18 million (4.2 points) of COVID-19 related losses during the first quarter of 2020.
Life and Health:
▪Net premiums written were up 11% for the first quarter of 2021, compared to the same period of 2020.
▪The underwriting result, including allocated net investment income, was a profit of $20 million in the first quarter of 2021, compared to a profit of $18 million in the first quarter of 2020. The increase for the quarter was driven primarily by favorable movements in the guaranteed minimum death benefits (GMDB) line of business resulting from equity market increases and improvements in the longevity business, partially offset by higher claims in the long-term protection business and $12 million of COVID-19 related losses incurred in the first quarter of 2021.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
Investments:
▪Net investment return in the first quarter of 2021 was a loss of $19 million, or (0.1)%, and included net realized and unrealized investment losses of $136 million, which were partially offset by net investment income of $87 million and interest in earnings of equity method investments of $30 million. This compares to a net investment loss of $503 million, or (2.9)%, for the first quarter of 2020, which included net realized and unrealized investment losses of $602 million and losses from equity method investments of $4 million, which were partially offset by net investment income of $103 million.
▪Net investment income of $87 million was down $16 million, or 16%, for the first quarter of 2021, compared to the same period of 2020, primarily due to the impact of lower reinvestment rates, driven by the significant decreases in worldwide risk-free rates in the first quarter of 2020 and the impact of portfolio reallocations during 2020.
▪Net realized and unrealized investment losses of $136 million (2020: $602 million loss) included:
◦Net realized and unrealized investment losses of $339 million (2020: $27 million loss) on fixed maturities and short-term investments, which were primarily unrealized and driven by a significant increase in worldwide risk-free rates.
◦Net realized and unrealized investment gains on equities of $152 million (2020: $362 million loss), which were also primarily unrealized and were driven by increases in worldwide equity markets.
◦Net realized and unrealized investment gains of $50 million (2020: $213 million loss) on other invested assets were driven by realized investment gains on private equities.
▪Interest in earnings of equity method investments of $30 million in the first quarter of 2021 primarily reflects gains on real estate funds, driven by a UK commercial real estate fund. This compared to losses from equity method investments of $4 million in the first quarter of 2020.
▪As of March 31, 2021, reinvestment rates were 1.8% compared to the Company's fixed income investment portfolio yield of 2.1% for the first quarter of 2021.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
Other Income Statement Items:
▪Other expense for the first quarter of 2021, with an expense ratio of 5.6%, were comparable to the same period of 2020, which had an expense ratio of 5.5%.
▪Net foreign exchange losses were $29 million for the first quarter of 2021, driven primarily by the appreciation of the U.S. dollar against the Euro and the cost of hedging, compared to gains of $130 million for the first quarter of 2020, driven by the appreciation of the U.S. dollar against the British pound and Canadian dollar, partially offset by the cost of hedging.
▪Interest expense was $14 million for the first quarter of 2021 increased compared to $8 million for the same period of 2020. The increase was driven by the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 during the third quarter of 2020.
▪Preferred dividends of $11 million for the first quarter of 2021 were comparable to the same period of 2020. In May 2021, the Company fully redeemed its Series G, H and I preferred shares for a liquidation value of $637 million.
▪Income tax benefit was $15 million on pre-tax losses of $70 million in the first quarter of 2021 compared to a benefit of $45 million on pre-tax losses of $467 million for the same period of 2020. These amounts were primarily driven by the geographical distribution of pre-tax results.
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $20.2 billion at March 31, 2021, up 0.8% compared to December 31, 2020. The increase was primarily driven by the issuance of 8 million 4.875% Fixed Rate Non-Cumulative Redeemable Perpetual Preferred Shares (the Series J Preferred Shares) at a liquidation value per share of $25 for total gross proceeds of $200 million.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.8 billion at March 31, 2021, representing 73% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA as of March 31, 2021. The expected average duration of the public fixed income portfolio at March 31, 2021 was 3.9 years, while the average duration of the Company’s liabilities was 4.2 years.
▪Common shareholder's equity (or book value) of $6.7 billion and tangible book value of $6.1 billion at March 31, 2021 both decreased by 0.3% compared to December 31, 2020, primarily due to net loss attributable to common shareholder, partially offset by an increase in the foreign currency translation adjustment during the first quarter of 2021.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
▪Total capital was $9.4 billion at March 31, 2021, up 1.5% compared to December 31, 2020, primarily due to the issuance of the Series J Preferred Shares, partially offset by the decrease in common shareholder's equity and a decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the first quarter of 2021.
▪Cash provided by operating activities was $369 million for the first quarter of 2021, compared to $237 million for the first quarter of 2020. The increase was primarily driven by cash flows from underwriting operations.
_______________________________________

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2020, total revenues were $7.4 billion. At March 31, 2021, total assets were $28.0 billion, total capital was $9.4 billion and total shareholders’ equity was $7.5 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for COVID-19 pandemic losses and recent catastrophic events, is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Loss (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2021	March 31, 2020
Revenues
Gross premiums written	$2,469,067	$2,041,426
Net premiums written	$2,048,307	$1,878,815
Increase in unearned premiums	(443,923)	(312,757)
Net premiums earned	1,604,384	1,566,058
Net investment income	87,222	103,409
Net realized and unrealized investment losses	(136,429)	(601,788)
Other income	6,125	4,470
Total revenues	1,561,302	1,072,149
Expenses
Losses and loss expenses	1,215,318	1,233,055
Acquisition costs	311,290	334,538
Other expenses	89,633	85,712
Interest expense	14,001	8,245
Amortization of intangible assets	2,237	2,514
Net foreign exchange losses (gains)	28,916	(129,624)
Total expenses	1,661,395	1,534,440
Loss before taxes and interest in earnings (losses) of equity method investments	(100,093)	(462,291)
Income tax benefit	(14,684)	(44,782)
Interest in earnings (losses) of equity method investments	30,153	(4,277)
Net loss	(55,256)	(421,786)
Preferred dividends	10,620	11,604
Net loss attributable to common shareholder	$(65,876)	$(433,390)
Comprehensive loss
Net loss	$(55,256)	$(421,786)
Change in currency translation adjustment	48,690	(114,372)
Change in net unrealized gains or losses on investments, net of tax	359	(71)
Change in unfunded pension obligation, net of tax	1,278	(229)
Comprehensive loss	$(4,929)	$(536,458)
(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	March 31, 2021	December 31, 2020
Assets
Investments:
Fixed maturities, at fair value	$13,113,927	$12,786,380
Short-term investments, at fair value	396,387	416,350
Equities, at fair value	1,725,279	1,496,441
Investments in real estate	68,831	67,980
Other invested assets	2,991,205	2,967,738
Total investments	18,295,629	17,734,889
Cash and cash equivalents	1,945,408	2,350,833
Accrued investment income	107,687	92,058
Reinsurance balances receivable	3,681,401	3,118,870
Reinsurance recoverable on paid and unpaid losses	923,402	901,063
Prepaid reinsurance premiums	375,522	115,986
Funds held by reinsured companies	632,766	704,768
Deferred acquisition costs	887,480	819,971
Deposit assets	129,793	139,818
Net tax assets	188,164	182,077
Goodwill	456,380	456,380
Intangible assets	105,473	107,669
Other assets	260,893	174,193
Total assets	$27,989,998	$26,898,575
Liabilities
Non-life reserves	$11,507,329	$11,395,321
Life and health reserves	2,727,411	2,704,229
Unearned premiums	2,944,691	2,265,214
Other reinsurance balances payable	745,940	482,468
Debt	1,934,601	1,974,731
Deposit liabilities	5,520	5,925
Net tax liabilities	85,154	131,621
Accounts payable, accrued expenses and other (1)	534,016	612,069
Total liabilities	20,484,662	19,571,578
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2021, 33,489,636 shares; 2020, 25,489,636 shares; aggregate liquidation value: 2021, $837,241; 2020, $637,241)	33,490	25,490
Additional paid-in capital	2,520,452	2,334,564
Accumulated other comprehensive loss	(45,678)	(96,005)
Retained earnings	4,997,072	5,062,948
Total shareholders’ equity	7,505,336	7,326,997
Total liabilities and shareholders’ equity	$27,989,998	$26,898,575
(1) Includes payables for securities purchased of $225 million as at March 31, 2021 compared to $286 million as at December 31, 2020.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended
	March 31, 2021	March 31, 2020
Net cash provided by operating activities	$369,148	$237,000
Net cash (used in) provided by investing activities	(945,566)	170,974
Net cash provided by (used in) financing activities	182,686	(10,687)
Effect of foreign exchange rate changes on cash	(11,693)	(5,649)
(Decrease) increase in cash and cash equivalents	(405,425)	391,638
Cash and cash equivalents - beginning of period	2,350,833	1,484,463
Cash and cash equivalents - end of period	$1,945,408	$1,876,101

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended March 31, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,517	$531	$2,048	$421	$—	$2,469
Net premiums written	$1,153	$480	$1,633	$415	$—	$2,048
Increase in unearned premiums	(381)	(55)	(436)	(8)	—	(444)
Net premiums earned	$772	$425	$1,197	$407	$—	$1,604
Losses and loss expenses	(537)	(321)	(858)	(357)	—	(1,215)
Acquisition costs	(200)	(78)	(278)	(33)	—	(311)
Technical result	$35	$26	$61	$17	$—	$78
Other income	—	—	—	6	—	6
Other expenses	(17)	(4)	(21)	(22)	(47)	(90)
Underwriting result	$18	$22	$40	$1	n/a	$(6)
Net investment income				19	68	87
Allocated underwriting result				$20	n/a	n/a
Net realized and unrealized investment losses					(136)	(136)
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(29)	(29)
Income tax benefit					15	15
Interest in earnings of equity method investments					30	30
Net loss					n/a	$(55)
Loss ratio (1)	69.6%	75.5%	71.7%
Acquisition ratio (2)	25.9	18.4	23.2
Technical ratio (3)	95.5%	93.9%	94.9%
Other expense ratio (4)	2.2	0.9	1.8
Combined ratio (5)	97.7%	94.8%	96.7%

	For the three months ended March 31, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,137	$523	$1,660	$381	$—	$2,041
Net premiums written	$1,030	$476	$1,506	$373	$—	$1,879
(Increase) decrease in unearned premiums	(265)	(51)	(316)	3	—	(313)
Net premiums earned	$765	$425	$1,190	$376	$—	$1,566
Losses and loss expenses	(511)	(389)	(900)	(333)	—	(1,233)
Acquisition costs	(192)	(120)	(312)	(23)	—	(335)
Technical result	$62	$(84)	$(22)	$20	$—	$(2)
Other (loss) income	—	—	—	(1)	6	5
Other expenses	(18)	(6)	(24)	(17)	(45)	(86)
Underwriting result	$44	$(90)	$(46)	$2	n/a	$(83)
Net investment income				16	87	103
Allocated underwriting result				$18	n/a	n/a
Net realized and unrealized investment losses					(602)	(602)
Interest expense					(8)	(8)
Amortization of intangible assets					(3)	(3)
Net foreign exchange gains					130	130
Income tax benefit					45	45
Interest in losses of equity method investments					(4)	(4)
Net loss					n/a	$(422)
Loss ratio (1)	66.8%	91.5%	75.6%
Acquisition ratio (2)	25.1	28.2	26.2
Technical ratio (3)	91.9%	119.7%	101.8%
Other expense ratio (4)	2.4	1.4	2.0
Combined ratio (5)	94.3%	121.1%	103.8%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	March 31, 2021		December 31, 2020
Investments:
Fixed maturities
U.S. government	$1,069,592	6%	$1,096,133	7%
U.S. government sponsored enterprises	1,341,701	7	1,313,407	7
U.S. states, territories and municipalities	132,821	1	137,968	1
Non-U.S. sovereign government, supranational and government related	2,186,314	12	2,180,762	12
Corporate bonds	3,782,196	21	3,341,854	19
Mortgage/asset-backed securities	4,601,303	26	4,716,256	27
Total fixed maturities	13,113,927	73	12,786,380	73
Short-term investments	396,387	2	416,350	2
Equities	1,725,279	9	1,496,441	8
Investments in real estate	68,831	—	67,980	—
Other invested assets (1)	2,991,205	16	2,967,738	17
Total investments	$18,295,629	100%	$17,734,889	100%
Cash and cash equivalents	1,945,408		2,350,833
Total investments and cash and cash equivalents	20,241,037		20,085,722
Maturity distribution:
One year or less	$1,531,647	11%	$1,563,748	12%
More than one year through five years	3,500,494	26	3,346,398	25
More than five years through ten years	1,907,849	14	1,915,703	15
More than ten years	1,969,021	15	1,660,625	13
Subtotal	8,909,011	66	8,486,474	65
Mortgage/asset-backed securities	4,601,303	34	4,716,256	35
Total fixed maturities and short-term investments	$13,510,314	100%	$13,202,730	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,940,886	14%	$1,845,444	14%
AA	7,520,447	56	7,663,467	58
A	1,713,126	13	1,694,276	13
BBB	1,658,354	12	1,362,247	10
Below Investment Grade/Unrated	677,501	5	637,296	5
	$13,510,314	100%	$13,202,730	100%
Expected average duration		3.9 Yrs		2.3 Yrs
Average yield to maturity at market		1.8%		1.6%
Average credit quality		AA		AA
(1) Other invested assets at March 31, 2021 and December 31, 2020 include $1.1 billion and $0.9 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at March 31, 2021 was BB/BB- with the single largest issuer being 2.7% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

March 31, 2021
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial	$1,609,310	42.5%	8.0%	0.5%
Consumer cyclical	373,814	9.9	1.7	0.3
Energy	316,182	8.4	1.6	0.3
Insurance	310,679	8.2	1.5	0.4
Industrial	292,174	7.7	1.4	0.2
Utilities	253,366	6.7	1.3	0.3
Consumer non-cyclical	235,791	6.2	1.2	0.2
Real estate and real estate investment trusts	195,327	5.2	1.0	0.1
Communications	107,254	2.8	0.5	0.2
Technology	51,415	1.4	0.3	0.1
Basic materials	23,057	0.6	0.1	0.1
Longevity and mortality bonds	13,770	0.4	0.1	0.1
Other	57	—	—	—
Total Corporate bonds	$3,782,196	100.0%	18.7%
Finance sector - Corporate bonds
Banks	$834,231	22.1%	4.1%
Financial services	489,013	12.8	2.5
Investment banking and brokerage	286,066	7.6	1.4
Total finance sector - Corporate bonds	$1,609,310	42.5%	8.0%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$68,686	$335,922	$390,229	$39,394	$834,231
Financial services	—	47,668	193,029	121,084	127,232	489,013
Investment banking and brokerage	—	2,913	38,515	220,171	24,467	286,066
Total finance sector - Corporate bonds	$—	$119,267	$567,466	$731,484	$191,093	$1,609,310
% of total	—%	7.4%	35.3%	45.5%	11.8%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 18.6% of the Company’s total Corporate bonds. The single largest issuer accounts for 2.6% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment Losses
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended
	March 31, 2021	March 31, 2020
Fixed maturities	$71,479	$78,677
Short-term investments and cash and cash equivalents	805	6,357
Equities, investments in real estate, funds held and other	27,426	39,591
Investment expenses	(12,488)	(21,216)
Net investment income	$87,222	$103,409
Net realized investment gains on fixed maturities and short-term investments	$4,863	$16,458
Net realized investment gains (losses) on equities	12,791	(1,438)
Net realized investment gains (losses) on other invested assets	82,580	(6,525)
Net realized investment gains	$100,234	$8,495
Change in net unrealized investment losses on fixed maturities and short-term investments	$(343,535)	$(43,099)
Change in net unrealized investment gains (losses) on equities	139,285	(360,579)
Change in net unrealized investment losses on other invested assets	(32,515)	(208,280)
Net other realized and unrealized investment gains	102	1,675
Change in net unrealized investment losses	$(236,663)	$(610,283)
Net realized and unrealized investment losses	$(136,429)	$(601,788)

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2021	March 31, 2020
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$11,395,321	$10,363,383
Reinsurance recoverable at beginning of period	(782,330)	(754,795)
Net liability at beginning of period	10,612,991	9,608,588
Net incurred losses related to:
Current year	821,233	831,219
Prior years	36,535	69,026
	857,768	900,245
Net losses paid	(698,085)	(715,687)
Effects of foreign exchange rate changes and other	(106,749)	(144,537)
Net liability at end of period	10,665,925	9,648,609
Reinsurance recoverable at end of period	841,404	717,654
Gross liability at end of period	$11,507,329	$10,366,263
Breakdown of gross liability at end of period:
Case reserves	$4,646,179	$4,254,430
Additional case reserves	152,777	172,029
Incurred but not reported reserves	6,708,373	5,939,804
Gross liability at end of period	$11,507,329	$10,366,263
Gross liability at end of period by non-life segment:
P&C	7,976,148	7,192,411
Specialty	3,531,181	3,173,852
Gross liability at end of period	$11,507,329	$10,366,263
Unrecognized time value of non-life reserves (1)	$278,715	$136,515
(1) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended
	March 31, 2021	March 31, 2020
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,704,229	$2,417,044
Reinsurance recoverable at beginning of period	(35,662)	(16,183)
Net liability at beginning of period	2,668,567	2,400,861
Net incurred losses	357,550	332,810
Net losses paid	(297,623)	(302,268)
Effects of foreign exchange rate changes and other	(31,784)	(146,683)
Net liability at end of period	2,696,710	2,284,720
Reinsurance recoverable at end of period	30,701	17,435
Gross liability at end of period	$2,727,411	$2,302,155
Life value in force (1)	$451,800	$206,900
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		March 31, 2021
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$864
U.S. Northeast	Hurricane	816
U.S. Gulf Coast	Hurricane	796
Caribbean	Hurricane	213
Europe	Windstorm	470
Japan	Typhoon	317
California	Earthquake	783	$1,083
Japan	Earthquake	424	494
Australia	Earthquake	277	402
New Zealand	Earthquake	258	398
British Columbia	Earthquake	164	345
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended
	March 31, 2021		March 31, 2020
	$	ROE (1)	$	ROE (1)
Net loss attributable to common shareholder	(65,876)	(3.9)%	(433,390)	(27.6)%
(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended
Calculation of average common shareholder's equity	March 31, 2021	March 31, 2020
Beginning of period common shareholder's equity	$6,689,756	$6,565,942
End of period common shareholder's equity	$6,668,095	$6,003,575
Average common shareholder's equity	$6,678,926	$6,284,759

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	March 31, 2021	December 31, 2020
Tangible book value:
Total shareholders' equity	$7,505,336	$7,326,997
Less:
Preferred shares, aggregate liquidation value at $25 per share (1)	837,241	637,241
Common shareholder’s equity or book value	6,668,095	6,689,756
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (2)	94,975	97,200
Tangible book value	$6,116,740	$6,136,176

Capital structure:
Senior notes
Senior notes due 2029	$496,281	$496,168
Senior notes due 2026 (3)	873,931	914,223
Junior subordinated notes
Junior subordinated notes due 2050	494,300	494,251
Capital efficient notes due 2066	62,484	62,484
Total debt (4)	1,926,996	1,967,126
Preferred shares, aggregate liquidation value (1)	837,241	637,241
Common shareholder's equity	6,668,095	6,689,756
Total capital	$9,432,332	$9,294,123
(1) During the first quarter of 2021, the Company issued 8 million shares of 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J, with an aggregate liquidation value of $25 per share, for total gross proceeds of $200 million.
(2) The intangible assets are presented in the table above net of tax of $10 million at March 31, 2021 and December 31, 2020, respectively.
(3) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(4) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheets at March 31, 2021 and December 31, 2020 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.